Exhibit 99.1

Sapiens Reports Solid Improvement in Third Quarter 2017 Financial Results

GAAP Revenue up 27.5% and Non-GAAP Revenue up 30.8% compared to the third quarter of 2016

Holon, Israel, November 9, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORTY), today announced its financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Highlights:

GAAP	Non-GAAP
Revenue increases 27.5% to $72 million.	Revenue increases 30.8% to $73.9 million.
Operating income totaled $4.5 million, down 31.8% compared to last year.	Operating profit totaled $9.1 million, up 24.4%.
Operating margin of 6.2%, compared to 11.7% last year and (4.3%) in prior quarter.	Operating margin of 12.4%, compared to 13.0% last year and 4.7% in prior quarter.
Net income attributable to Sapiens’ shareholders totaled $2.9 million.	Net income attributable to Sapiens’ shareholders totaled $6.3 million.
EPS of $0.06 per diluted share.	EPS of $0.13 per diluted share.

“Sapiens’ third-quarter results show solid improvement, as evidenced by strong revenue growth, a higher non-GAAP operating profit and increased non-GAAP net income,” said Roni Al-Dor, president and CEO, Sapiens. “Our quarterly results demonstrate incremental progress. Our non-GAAP operating margin improved from 4.7% in the previous quarter to 12.4%, primarily due to the successful integration of StoneRiver following our acquisition and the implementation of restructuring and cost-saving initiatives. These initiatives were enacted following the halt of the development project that we reported in the first quarter.”

“All of StoneRiver’s corporate functions and back-office operations have been fully integrated with Sapiens,” said Al-Dor. “We are now operating as one cohesive company focused on expanding business with existing customers and growing our global customer base.”

“To facilitate our customers’ transformations and digital journeys, we have realigned our global operations. Sapiens launched a digital division in the third quarter focused on providing digital products and services across all company divisions,” continued Al-Dor. “We also created a product strategy function that is responsible for go-to-market strategy and product innovation across our global insurance product portfolio. This group will work closely with the product, sales, marketing and client relations teams to build and communicate our unique value proposition, while maximizing synergies across products. These changes will enable Sapiens to deliver timely, targeted solutions to satisfy insurance carriers’ mission-critical needs.”

Al-Dor concluded: “Sapiens is maintaining our guidance for 2017 full-year revenues of $265 to $275 million (on a non-GAAP basis), which we now expect to be on the higher end. We are also maintaining expectations for a full-year operating profit margin between 9-10% (on a non-GAAP basis), which we now expect to be on the lower end of our guidance, but would continue our trend of improving profitability.”

Quarterly Results Conference Call

Management will host a conference call and webcast on November 9 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-668-9141; International: +972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until November 19, 2017:

North America: 1-888-295-2634; International: +972-3-925-5927

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, and non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition, acquisition-related costs, restructuring and cost reduction costs, loss on sales of Marketable Securities and tax adjustment regarding non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition, acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. We offer integrated core software solutions and business services, and a full digital suite for the property and casualty/general insurance; life, pension and annuities; and reinsurance markets. Sapiens also services the workers’ compensation and financial and compliance markets.

Our portfolio includes policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance and decision management software. Sapiens’ digital platform features customer and agent portals, and a business intelligence platform. With a 30-year track record of delivering to more than 400 organizations, Sapiens’ team of over 2,500 operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	72,011	56,480	197,594	159,077
Cost of revenue	46,774	34,366	129,902	95,754

Gross profit	25,237	22,114	67,692	63,323

Operating expenses:
Research and development, net	8,381	4,147	23,528	11,401
Selling, marketing, general and administrative	12,363	11,376	44,294	32,673
Total operating expenses	20,744	15,523	67,822	44,074

Operating income (loss)	4,493	6,591	(130)	19,249

Financial expense (income), net	863	(225)	2,010	(631)
Taxes and other expenses, net	679	1,463	737	4,389

Net income (loss)	2,951	5,353	(2,877)	15,491

Attributable to non-controlling interest	6	48	(32)	(34)

Net income (loss) attributable to Sapiens' shareholders	2,945	5,305	(2,845)	15,525

Basic earnings (loss) per share	0.06	0.11	(0.06)	0.32

Diluted earnings (loss) per share	0.06	0.11	(0.06)	0.32

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,182	49,002	49,118	48,922

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,859	49,849	49,118	49,722

Summary of Non-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended				Nine months ended
	September 30				September 30
	2017		2016		2017		2016
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Revenues	73,854	100%	56,480	100%	199,555	100%	159,077	100%
Gross profit	30,291	41.0%	23,617	41.8%	77,150	38.7%	67,917	42.7%
Operating profit	9,139	12.4%	7,348	13.0%	14,054	7.0%	22,122	13.9%
Net income to shareholders	6,288	8.5%	6,004	10.6%	9,399	4.7%	18,241	11.5%
Adjusted EBITDA	10,100	13.7%	8,115	14.4%	16,859	8.4%	24,152	15.2%

Basic earnings per share	0.13		0.12		0.19		0.37
Diluted earnings per share	0.13		0.12		0.19		0.37

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016

North America	32,780	28,544	19,465	21,107	19,706
Europe & South Africa	35,324	36,711	32,489	28,292	28,675
APAC	5,750	3,912	4,580	7,714	8,099

Total	73,854	69,167	56,534	57,113	56,480

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016

GAAP operating profit (loss)	4,493	6,591	(130)	19,249

Non-GAAP adjustments:
Amortization of capitalized software	1,298	1,172	3,554	3,837
Amortization of other intangible assets	2,198	658	5,179	1,664
Capitalization of software development	(1,416)	(1,674)	(4,331)	(4,454)
Stock-based compensation	469	493	1,380	1,433
Compensation related to acquisition and acquisition-related costs	254	108	2,541	393
Restructuring and cost reduction plan	-	-	3,900	-
Valuation adjustment on acquired deferred revenue	1,843	-	1,961	-

Non-GAAP operating profit	9,139	7,348	14,054	22,122

Depreciation	961	767	2,805	2,030

Adjusted EBITDA	10,100	8,115	16,859	24,152

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
GAAP revenue	72,011	56,480	197,594	159,077
Valuation adjustment on acquired deferred revenue	1,843	-	1,961	-
Non-GAAP revenue	73,854	56,480	199,555	159,077

GAAP gross profit	25,237	22,114	67,692	63,323
Revenue adjustment	1,843	-	1,961	-
Amortization of capitalized software	1,298	1,172	3,554	3,837
Amortization of other intangible assets	1,913	331	3,943	757
Non-GAAP gross profit	30,291	23,617	77,150	67,917

GAAP operating income (loss)	4,493	6,591	(130)	19,249
Gross profit adjustments	5,054	1,503	9,458	4,594
Capitalization of software development	(1,416)	(1,674)	(4,331)	(4,454)
Amortization of other intangible assets	285	327	1,236	907
Stock-based compensation	469	493	1,380	1,433
Compensation related to acquisition and acquisition-related costs	254	108	2,541	393
Restructuring and cost reduction plan	-	-	3,900	-
Non-GAAP operating income	9,139	7,348	14,054	22,122

GAAP net income (loss) attributable to Sapiens' shareholders	2,945	5,305	(2,845)	15,525
Operating income (loss) adjustments	4,646	757	14,184	2,873
Adjustment to redeemable non-controlling interest	-	38	-	141
Loss on sales of Marketable Securities	-	-	230	-
Tax and Other	(1,303)	(96)	(2,170)	(298)
Non-GAAP net income attributable to Sapiens' shareholders	6,288	6,004	9,399	18,241

Non-GAAP basic earnings per share	0.13	0.12	0.19	0.37

Non-GAAP diluted earnings per share	0.13	0.12	0.19	0.37

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,182	49,002	49,118	48,922
Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,859	49,849	49,891	49,722

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	September 30,	December 31,
	2017	2016
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	80,493	60,908
Trade receivables, net	54,543	34,684
Other receivables and prepaid expenses	9,830	6,389
Marketable securities	-	18,220

Total current assets	144,866	120,201

LONG-TERM ASSETS
Marketable securities	-	17,228
Property and equipment, net	9,285	9,807
Severance pay fund	4,421	4,041
Goodwill and intangible assets, net	219,978	101,951
Other long-term assets	3,951	4,623
Total long-term assets	237,635	137,650

TOTAL ASSETS	382,501	257,851

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	6,816	6,562
Accrued expenses and other liabilities	43,664	32,049
Deferred revenue	20,821	9,137
Total current liabilities	71,301	47,748

LONG-TERM LIABILITIES
Other long-term liabilities	23,599	9,864
Debenture	78,238	-
Accrued severance pay	5,330	4,940

Total long-term liabilities	107,167	14,804

REDEEMABLE NON-CONTROLLING INTEREST	908	908

EQUITY	203,125	194,391

TOTAL LIABILITIES AND EQUITY	382,501	257,851

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the nine months ended September 30
	2017	2016
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	(2,991)	15,491
Reconciliation of net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,535	7,531
Amortization of premium, accrued interest and loss on sales of marketable securities	509	(380)
Stock-based compensation related to options issued to employees	1,349	1,433

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables	(8,526)	11
Deferred tax assets	(2,366)	366
Other operating assets	(282)	(3,383)
Trade payables	(1,245)	1,231
Other operating liabilities	688	(254)
Deferred revenues	6,521	2,203
Severance pay	(63)	(210)

Net cash provided by operating activities	5,129	24,039

Cash flows from investing activities:
Purchase of property and equipment	(1,687)	(3,732)
Purchase of marketable securities, net of interest received	-	(5,605)
Proceeds from sales of marketable securities	35,369	5,394
Payments for business acquisition, net of cash acquired	(97,672)	(4,861)
Capitalized software development costs	(4,331)	(4,454)
Restricted cash	-	4
Net cash used in investing activities	(68,321)	(13,254)

Cash flows from financing activities:
Proceeds from employee stock options exercised	438	809
Payment to shareholders in respect of acquisition	-	(1,440)
Loan received net of repayment of loan	-	(642)
Issuance of debenture, net	78,198	-
Distribution of dividend	-	(9,786)

Net cash provided by (used in) financing activities	78,636	(11,059)

Effect of exchange rate changes on cash and cash equivalents	4,141	2,151

Increase in cash and cash equivalents	19,585	1,877
Cash and cash equivalents at the beginning of period	60,908	54,351

Cash and cash equivalents at the end of period	80,493	56,228

Debenture Covenants

As of September 30, 2017, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B debentures that it issued in September 2017, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders' equity (excluding minority interest): above $120 million
▪	Actual shareholders’ equity equal to $202 million

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company's Series B debentures) bellow 65%
▪	Actual ratio of net financial indebtedness to net capitalization equal to (1.12)%.

On October 2017 Sapiens announces cash Dividend of $0.20 per share and $9.8 million in total. The dividend will be paid on Thursday, December 14, 2017 subject to shareholders approval. The company will be in compliance with the covenants mentioned above, following the reflection of the announced dividend.

12